1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 20, 2025	www.integraresources.com

INTEGRA STRENGTHENS EXECUTIVE TEAM WITH THE APPOINTMENT OF DALE KERNER AS VICE
PRESIDENT OF PERMITTING, UNDERSCORING COMMITMENT TO RAPID PROJECT ADVANCEMENT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that Dale Kerner has been appointed to the newly created position of Vice President of Permitting and is expected to formally join the Company in early March 2025.

Integra is also pleased to provide a corporate update including commentary on the 2025 gold price protection program, the Chief Operating Officer ("COO") hiring process, 2025 operating and cost guidance, and the timing of 2024 fourth quarter and full-year financial and operating results.

Dale Kerner Appointed as Vice President of Permitting

Integra is pleased to welcome Dale Kerner as Vice President of Permitting.  Mr. Kerner is based in Boise, Idaho, and brings over 25 years of experience in environmental permitting and regulatory compliance, with a deep understanding of the permitting landscape in the United States ("U.S."). His expertise will be instrumental as Integra accelerates the permitting process for the DeLamar Project ("DeLamar").

Mr. Kerner joins Integra from Perpetua Resources Corp., where he was instrumental in successfully permitting the Stibnite Gold Project in Idaho - one of the more complex permitting processes in the U.S., which recently received a final Record of Decision from the U.S. Forest Service. Throughout his career, Mr. Kerner has held leadership roles with prominent environmental and engineering firms, including Haley & Aldrich and Brown and Caldwell, where he spearheaded permitting efforts for various mining operations across the Western U.S.

In the newly created role of Vice President of Permitting, Mr. Kerner will be responsible for leading all aspects of permitting related to the Company's development stage projects, including DeLamar and the Nevada North Project ("Nevada North"). This includes working closely with the U.S. Bureau of Land Management ("BLM") in overseeing the Mine Plan of Operations ("MPO"), federal permitting efforts for the National Environmental Policy Act ("NEPA"), as well as the numerous ancillary permits required through various federal, state, and county agencies.

Mr. Kerner commented: "The DeLamar Project is currently at a critical permitting juncture, and I am excited to join the team to contribute to Integra's success. I am eager to apply my recent experience to help navigate the regulatory process and advance this high-quality asset toward rapid permitting, development, and production. The current regulatory environment in the U.S. has never been better, with both federal and state governments showing signs of increased efficiency. Now is the time to aggressively drive permitting efforts forward at DeLamar."

George Salamis, President, CEO and Director of Integra commented: "The addition of Dale to our leadership team marks a significant milestone for Integra and demonstrates the quality of Integra's existing team and assets. This key hire is consistent with our major strategic goal of advancing and de-risking DeLamar, at a crucial time when we are seeing accelerated regulatory permitting and development initiatives in the U.S. at the federal and state levels. Dale's extensive experience and successful track record in new mine permitting will help us advance and de-risk DeLamar and Nevada North toward large-scale oxide heap-leach development and production. Dale's appointment aligns with our commitment to our shareholders to strengthen our executive team in 2025 as a producing company. We look forward to continuing to bolster the executive leadership team with the expected appointment of a COO in Q1 2025."

2025 Gold Price Protection Program Update

Integra is pleased to provide an update regarding the gold price protection program for 2025 production from the Florida Canyon Mine ("Florida Canyon"). The program is designed to secure margins at Florida Canyon, reduce gold price risk, and to enhance financial flexibility and strength for the Company to support the advancement of its key development assets, DeLamar and Nevada North.

Since the program was announced (refer to Integra's news release from January 22, 2025), Integra purchased additional put options with a strike price of US$2,400/ounce, bringing the total number of hedged ounces from February to December 2025 to 53,350 (4,850 ounces per month). The total number of hedged ounces from January to December 2025 is 56,500. The put options are settled in cash.

As the hedging program consists solely of put options, Integra retains the financial flexibility to later offset the initial cash outlay by converting the put options into a zero-cost collar or through the early monetization of the options, based on its assessment of market conditions and capital allocation priorities.

Production that is hedged by put options represents approximately 80% of the contemplated 2025 gold ounces sold at Florida Canyon as set out in the 2024 NI 43-101 technical report titled: "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA", dated July 11, 2024 with an effective date of June 28, 2024 available under Integra's SEDAR+ profile at www.sedarplus.ca.

Chief Operating Officer Appointment & 2025 Guidance Update

As part of an ongoing initiative to strengthen Integra's operating and development team, the Company initiated hiring efforts for a COO in early 2025. Integra is pleased to share that it has received strong interest in the role from numerous seasoned mining executives. Integra's leadership team recently conducted interviews with a shortlist of highly qualified candidates and remains committed and on-track to appoint the new COO in Q1 2025.

The COO will oversee mining operations in an executive capacity at Florida Canyon and will play a crucial role in determining operating and cost guidance for the mine in 2025 and beyond. The COO will also take the lead on the ongoing and future mining and production optimization studies at Florida Canyon. Several optimization studies are underway at Florida Canyon and are expected to be completed in H1 2025. Input from the new COO on these important studies and how they will impact future production, operating costs, and capital allocation is crucial. The COO will also assume executive level oversight of the ongoing Feasibility Study for DeLamar, which is expected to be delivered in H1 2025.

The Company intends to provide formal 2025 operating and cost guidance following the appointment and input from the new COO. Integra will provide additional commentary on operations at Florida Canyon and its key development projects as part of the 2024 fourth quarter and full-year operating and financial results.

Notice of 2024 Fourth Quarter & Full-Year Results

Integra intends to release its fourth quarter and full-year 2024 operating and financial results after market close on March 26, 2025. Integra will host a conference call and webcast on March 27, 2025, at 11:00 AM, Eastern Time / 8:00 AM Pacific Time, to discuss the results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 2435675

Toll Free: (800) 715-9871

Toll: +1 (646) 307-1963

Webcast: https://events.q4inc.com/attendee/575602365

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: 2025 guidance; the price protection program and hedging strategies; 2025 production; the hiring of a COO; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023 and Florida Canyon Gold Inc.'s listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon Gold Inc. available at www.sedarplus.ca.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release